UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of FEBRUARY, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  February 28, 2007                   /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                   FEBRUARY 28, 2007

        ROCHESTER COMMENCES REGULAR SHIPMENTS OF GOLD & SILVER PRODUCTION

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): The Board of Directors is pleased to confirm that its Mina Real Mine in the State of Nayarit, Mexico, commenced delivery of gold and silver production to the refinery in early February, 2007. Three shipments took place during the month of February. Management continues to work on fine tuning the milling process during the start-up phase in order to maximize recovery rates before higher grade mineralized material is introduced into the milling process.

"This represents a major milestone in Rochester's twelve month evolution from a junior exploration company to a revenue producing mining and milling operation" commented Douglas Good, Chairman. "The first 6 months of 2006 were occupied with development exploration and obtaining environmental approvals and permitting for the mining operation and 200 tonnes/day milling operation. Although most of the key components and contractors had been sourced during the first half of 2006, civil works did not commence until the receipt of the various permits in mid-June. It was impressive to watch the construction of the mill and related infrastructure develop to such a high standard of quality during the ensuing seven month construction period.

Equally impressive has been the major strides achieved during 2006 in preparing the initial mining area for increased production. During 2006 we completed approximately 2,000 metres of development mining which produced a stockpile of about 17,000 tonnes of mineralized material at the mine and mill site in preparation for commencement of milling operations. We now have three mining contractors on site and employ about 120 contractors and direct employees operating three shifts per day in the combined mining and milling operation."

"We are very fortunate to have been able to bring the mining and milling operation on stream during a period when gold and silver prices are approaching US$700 and US$15, respectively" commented Dr. Parra, President and CEO, "Our first objective for 2007 was to commence production at a rate of 200 tonnes per day. Now that this has been achieved, we will be working aggressively to meet our next objective of increasing production to 300 tonnes/day. The State of Nayarit has been a historical producer of gold and silver and we at Mina Real and Rochester are extremely pleased to bring on stream the first conventional processing plant in this region in many years. With this plant in place, we have a tremendous competitive advantage and are confident that we will be able to attract many local property owners to partner with us to bring their properties into production. We are already considering a number of submissions involving the acquisition of additional properties in the region with near-term production potential."

Dr. Alfredo Parra, the company's President, has an extensive background in mining exploration and operations, including senior management level positions with major Mexican based corporations such as CIA Minera Penoles and Kennecott. Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

Rochester represents a pure-play into the exploration and development of gold and silver properties located in Mexico. Its key operating personnel are highly skilled and credentialed Mexican citizens with the ability to identify and negotiate the acquisition of other advanced exploration and development properties in the region. Operating management has strong support from an active board of consulting directors with extensive experience in mining, milling and exploration.

ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                       Empire Communications Inc.
-------------------------                 Tel: 1-866-841-0068
Douglas F. Good, Chairman                 Email: info@rochesterresourcesltd.com
                                          Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current


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risks,  uncertainties  and  assumptions  related to certain  factors  including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release..